                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                             (Amendment No.)



                       CHANGE TECHNOLOGY PARTNERS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   159111103
        ---------------------------------------------------------------
                                (CUSIP Number)

                                   COPY TO:
                                  Rob Barrett
                     J O Hambro Capital Management Limited
                                  Ryder Court
                                14 Ryder Street
                           London SW1Y 6QB, England

                              011-44-207-747-5640
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              September 12, 2000
        ---------------------------------------------------------------
            (Date of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 159111103                                       Page 2 of 82 Pages
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management Limited
      No IRS Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                               [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             13,000,000
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          13,000,000
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,000,000

------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.9%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IA, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 159111103                                       Page 3 of 82 Pages
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management (Holdings) Limited
      No IRS Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

        WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]                                           [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             13,000,000
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          13,000,000
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,000,000

------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.9%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IA, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 159111103                                       Page 4 of 82 Pages
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Growth Financial Services Limited
      No IRS Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             4,400,000
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          4,400,000
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,400,000

------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 159111103                                       Page 5 of 82 Pages
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      North Atlantic Smaller Companies Investment Trust plc
      No IRS Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             4,400,000
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          4,400,000
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,400,000
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IV, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 159111103                                       Page 6 of 82 Pages
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      American Opportunity Trust plc
      No IRS Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             1,280,000
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          1,280,000
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,280,000
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.8%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IV, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 159111103                                       Page 7 of 82 Pages
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Christopher Harwood Bernard Mills
      No IRS Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      England
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             13,000,000
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          13,000,000
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,000,000
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.9%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 159111103                                       Page 8 of 82 Pages
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Oryx International Growth Fund Limited
      No IRS Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey (Channel Islands)

------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             640,000
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          640,000
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      640,000
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IV, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 159111103                                       Page 9 of 82 Pages
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Consulta (Channel Islands) Limited
      No IRS Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Guernsey (Channel Islands)
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             640,000
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          640,000
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      640,000
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.4%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IA, CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 159111103                                       Page 10 of 82 Pages
         -----------------

------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Trident North Atlantic Fund
      No IRS Identification Number

------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
 3.   SEC USE ONLY


------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]                                            [_]

------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
------------------------------------------------------------------------------
                     7.   SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8.   SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             976,000
                   -----------------------------------------------------------
       EACH          9.   SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10.  SHARED DISPOSITIVE POWER
       WITH
                          976,000
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      976,000
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [_]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.2%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IV, CO
------------------------------------------------------------------------------

Item 1. Security Issuer.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock") of Change Technology Partners, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 20 Dayton Avenue, Greenwich, Connecticut 06830.

Item 2. Identity and Background.

     2 (a-c,f).

     I.   Filing Parties:
          --------------

     This Statement is filed on behalf of the following nine persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management (Holdings) Limited ("Holdings") is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. Holdings functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and as investment adviser to Oryx as well as private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT, as a director of J O Hambro Capital Management and Oryx, and as co-investment adviser to NASCIT.

4. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. GFS has undertaken to provide the services of Christopher Mills to NASCIT.

5. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. NASCIT is a publicly-held investment trust company.Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to NASCIT.

6. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

7. Oryx International Growth Fund Limited ("Oryx") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company. J O Hambro Capital Management and Consulta serve as investment advisers to Oryx.

8. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serving as investment manager of Oryx.

9. The Trident North Atlantic Fund ("Trident North Atlantic") is an open-ended investment Company incorporated in the Cayman Islands with its principal office and business at P. O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated Mutual Fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.

II.  Control Relationships:
     ---------------------

     J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Capital Management (Holdings) Limited.

     Christopher Mills owns 99% of the equity of GFS and serves as a director of J O Hambro Capital Management and as the executive director of NASCIT and American Opportunity Trust.

III. Executive Officers and Directors:
     --------------------------------

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

     (d)  Criminal Proceedings
          --------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Civil Securities Law Proceedings
          --------------------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this statement relates.

     The amount of funds used to date to acquire the Shares is approximately $3,250,000 (exclusive of brokerage fees and commissions).

Item 4. Purpose of Transaction.

     The Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the Group, is as follows:


                                               Number of      Number of    Number of
          Filing                                Shares:        Shares:    Shares: Sole
          Party                Aggregate         Sole          Shared      or Shared
                               Number of        Power to       Power to     Power to        Approximate
                                Shares:           Vote          Vote        Dispose         Percentage*
--------------------------    --------------  -----------  -------------  ------------    ---------------
Holdings                        13,000,000            0      13,000,000     13,000,000           28.9%

J O Hambro                      13,000,000            0      13,000,000     13,000,000           28.9%
Capital Management

Christopher H.B. Mills          13,000,000            0      13,000,000     13,000,000           28.9%

American Opportunity Trust       1,280,000            0       1,280,000      1,280,000            2.8%

GFS                              4,400,000            0       4,400,000      4,400,000            9.8%

NASCIT                           4,400,000            0       4,400,000      4,400,000            9.8%

Oryx                               640,000            0         640,000        640,000            1.4%

Consulta                           640,000            0         640,000        640,000            1.4%

Trident North Atlantic             976,000            0         976,000        976,000            2.2%
---------------------------------------------------------------------------------------------------------

     * Based on 45,000,000 shares of Common Stock, par value $.01 per share, outstanding as of September 12, 2000, which is based on information reported in the Company's Report on Form 8-K, filed on September 12, 2000.


     (c) On September 12, 2000, the Filing Parties collectively became the beneficial owners of 13,000,000 shares of the Company's Common Stock resulting from the execution of the Agreement and Plan of Merger between Arinco Computer Systems, Inc., a New Mexico corporation, and the Company. Immediately prior to the merger, the filing parties owned 325,000 shares of Arinco Computer Systems, Inc.'s Series B Convertible Preferred Stock.

     (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by NASCIT and American Opportunity Trust, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Mills and an agreement entered into between NASCIT and J O Hambro Capital Management, each dated as of January 7, 1993, respectively.

     As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Item 7. Material to be Filed as Exhibits.

     The following documents are filed herewith:

     (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills.

     (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro Capital Management (formerly named J O Hambro & Partners Limited).

     (c) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

     (d) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

     (e) Joint Filing Agreement dated as of September 29, 2000 among J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, Christopher Mills, The Trident North Atlantic Fund, Growth Financial Services Limited, North Atlantic Smaller Companies Investment Trust plc, Oryx International Growth Fund Limited and Consulta (Channel Islands) Limited.

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 2, 2000

                             J O HAMBRO CAPITAL MANAGEMENT LIMITED



                            By:    /s/ R.G. Barrett
                              --------------------------------------------------
                              Name:  R.G. Barrett
                              Title: Director
                              Executed on behalf of the parties hereto pursuant to the Joint Filing Agreement filed herewith.

                                  Schedule A




The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management (Holdings) Limited ("Holdings") as of the date hereof.

Name:                            James Daryl Hambro
                                 (Chairman)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Chairman, J O Hambro Capital Management Limited


Name:                            Christopher Harwood Bernard Mills
                                 (Director)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Executive Director, NASCIT
                                 Executive Director, American Opportunity Trust
                                 Director, J O Hambro Capital Management Limited


Name:                            Nichola Pease
                                 (Director and Chief Executive)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Director and Chief Executive,
                                 J O Hambro Capital
                                 Management Limited


Name:                            Basil Postan
                                 (Director)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Director, J O Hambro Capital Management Limited


Name:                            Malcolm Robert King
                                 (Director)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Director, J O Hambro Capital Management Limited

Name:                            Graham Warner
                                 (Director)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Director, J O Hambro Capital Management Limited



Name:                            Robert George Barrett
                                 (Director)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Director, J O Hambro Capital Management Limited


Name:                            Claudia Margaret Cecil Perkins
                                 (Director)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Director, J O Hambro Capital Management Limited

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.


Name:                            James Daryl Hambro
                                 (Managing Director)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Managing Director, J O Hambro Capital
                                 Management Limited

Name:                            Christopher Harwood Bernard Mills
                                 (Director)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England


Principal Occupation:            Executive Director, NASCIT
                                 Executive Director, American Opportunity Trust
                                 Director, J O Hambro Capital Management

Name:                            Claudia Margaret Cecil Perkins
                                 (Director)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Director, J O Hambro Capital Management


Name:                            Malcolm Robert King
                                 (Director)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Director, J O Hambro Capital Management

Name:                            Nichola Pease
                                 (Director)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Director and Chief Executive, J O Hambro
                                 Capital Management

Name:                            Basil Postan
                                 (Director)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Director, J O Hambro Capital Management

Name:                            Lisa Marie Rowland
                                 (Director)

Citizenship:                     American

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Director, J O Hambro Capital Management

Name:                            Robert George Barrett
                                 (Director)

Citizenship:                     British

Business Address:                J O Hambro Capital Management Limited
                                 Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England

Principal Occupation:            Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.

Name:                             Christopher Harwood Bernard Mills
                                  (Executive Director)

Citizenship:                      British

Business Address:                 North Atlantic Smaller Companies Investment
                                  Trust plc
                                  Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England

Principal Occupation:             Executive Director, NASCIT
                                  Executive Director, American Opportunity Trust plc
                                  Director, J O Hambro Capital Management

Name:                             Enrique Foster Gittes
                                  (Chairman)

Citizenship:                      USA

Residence:                        4 East 82nd Street
                                  New York, New York 10028
                                  USA

Principal Occupation:             Director, NASCIT

Name:                             Brian Roger Adams

Citizenship:                      British

Residence:                        Hill House
                                  Church Lane
                                  Debden, NR. Saffron Walden
                                  Essex CB11 3LD

Principal Occupation                    Director, NASCIT

Name:                                   Robert D. Power
                                        (Director)

Citizenship:                            British

Business Address:                       115 East 90th Street
                                        New York, New York 10022
                                        USA

Principal Occupation:                   Non-executive director

Name:                                   Douglas P C Nation
                                        (Director)

Citizenship:                            British

Business Address:                       Bear Stearns Co. Inc./1/
                                        245 Park Avenue
                                        New York, NY 10167

Principal Occupation:                   Managing Director, Bear Stearns Co. Inc.

Name:                                   The Hon. Peregrine D E M Moncreiffe
                                        (Director)

Citizenship:                            British

Business Address:                       Easter Moncreiffe
                                        Bridge of Earn
                                        Perthshire
                                        Scotland
                                        PH2 8 QA

Principal Occupation:                   Non-executive director

__________________________

     /1/ Bear Stearns, Co. Inc. principally engages in the brokerage

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.

Name:                          Christopher Harwood Bernard Mills/2/
                               (Director)

Citizenship:                   British

Business Address:              Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England

Principal Occupation:          Executive Director, NASCIT
                               Executive Director, American Opportunity Trust
                               Director, J O Hambro Capital Management

Name:                          Ivan Alexander Shenkman
                               (Director)

Citizenship:                   British

Residence:                     34 Royal Crescent, London W11
                               England

Principal Occupation:          Consultant


____________________________

     /2/ GFS is controlled by Christopher Mills who owns 99% of the share capital.

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.


Name:                             R. Alexander Hammond-Chambers
                                  (Chairman)

Citizenship:                      British

Business Address:                 29 Rutland Square
                                  Edinburgh
                                  EH1 2BW

Principal Occupation:             Non-executive director

Name:                             Christopher Harwood Bernard Mills

Citizenship:                      British

Business Address:                 Ryder Court
                                  14 Ryder Street
                                  London SW1Y 6QB
                                  England

Principal Occupation:             Executive Director, American Opportunity Trust
                                  Executive Director, NASCIT
                                  Director, J O Hambro Capital Management

Name:                             John Gildea
                                  (Director)

Citizenship:                      USA

Business Address:                 Gildea Management Company/3/
                                  115 East Putnam Avenue
                                  3rd Floor
                                  Greenwich, Connecticut 06830

Principal Occupation:             President, Gildea Management Company

______________________________

     /3/ Gildea Management Company is principally engaged in the investment management business.

Name:                                     The Hon. James J. Nelson
                                          (Director)

Citizenship:                              British

Business Address:                         Foreign & Colonial Ventures/4/
                                          4th Floor
                                          Berkeley Square House
                                          Berkeley Square
                                          London W1X 5PA
                                          England

Principal Occupation:                     Director, Foreign & Colonial Ventures

Name:                                     Iain Tulloch
                                          (Director)

Citizenship:                              British

Business Address:                         Murray Johnstone Ltd./5/
                                          7 West Nile Street
                                          Glasgow G2 2PX
                                          Scotland

Principal Occupation:                     Director, Murray Johnstone Ltd.

Name:                                     Philip Ehrman
                                          (Director)

Citizenship:                              British

_____________________________

     /4/ Foreign & Colonial Ventures is principally engaged in investment management business.

     /5/ Murray Johnstone Ltd. is principally engaged in the investment management business.

Business Address:                       Gartmore Investment Management Ltd./6/
                                        Gartmore House
                                        16-18 Monument Street
                                        London EC3R 8AJ
                                        England

Principal Occupation:                   Investment Manager, Gartmore Investment
                                        Management Ltd.


_____________________________

     /6/ Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.

Name:                              Nigel Kenneth Cayzer
                                   (Chairman)

Citizenship:                       British

Business Address:                  Kinpurnie Estate
                                   Smiddy Road
                                   Newtyle
                                   Perthshire
                                   PH12 8TB

Principal Occupation:              Non-executive director

Name:                              His Excellency Salim Hassan Macki
                                   (Director)

Citizenship:                       Omani

Business Address:                  P.O. Box 4160
                                   Postal Code 112
                                   Ruwi
                                   Sultanate of Oman

Principal Occupation:              Non-executive director

Name:                              Patrick John McAFee
                                   (Director)

Citizenship:                       British

Business Address:                  Deutche, Morgan Grenfell/7/
                                   4 Eagle Valley
                                   Power Court
                                   Ennis Kerry County
                                   Wicklow
                                   Ireland

_________________________

     /7/ Deutche, Morgan Grenfell is a merchant bank.

Principal Occupation:            Company Director

Name:                            Christopher Harwood Bernard Mills
                                 (Director)

Citizenship:                     British

Business Address:                Ryder Court
                                 14 Ryder Street
                                 London SW1Y 6QB
                                 England




Principal Occupation:            Executive Director, NASCT
                                 Executive Director, American Opportunity Trust
                                 Director, J O Hambro & Partners
                                 Director, Oryx

Name:                            Harald Lungershausen
                                 (Director)

Citizenship:                     German

Business Address:                Seestrasse 240
                                 P.O. Box 0802
                                 Kilchberg
                                 Zurich
                                 Switzerland

Principal Occupation:            Company Director

Name:                            Mohamed Hassan Ghurlam Habib
                                 (Director)

Citizenship:                     Omani

Business Address:                Oman National Insurance Company/8/
                                 PO Box 2254
                                 Postal Code 112
                                 Ruwi
                                 Sultanate of Oman


____________________________

     /8/ Oman National Insurance Company is principally engaged in the insurance business.

Principal Occupation:                  Chief Executive, Oman National Insurance
                                       Company, SAOG

Name:                                  Rupert Arthur Rees Evans
                                       (Director)

Citizenship:                           British

Business Address:                      Ozannes/9/
                                       PO Box 186
                                       1 Le Marchant Street
                                       St. Peter Port
                                       Guernsey
                                       Channel Islands

Principal Occupation:                  Guernsey Advocate
                                       Partner, Ozanne van Leuven Perrot & Evans

Name:                                  Hussan Al Nowais

Citizenship:                           United Arab Emirates

Business Address:                      Emirate Holdings
                                       P.O. Box 984
                                       Abu Dhabi
                                       United Arab Emirates

Principal Occupation:                  Chairman and Managing Director, Emirate
                                       Holdings

_________________________

     /9/ Ozannes is a law firm.

The following table sets forth certain information concerning each of the directors and executive officers of Consulta (Channel Islands) Limited ("Consulta") as of the date hereof.

Name:                            Gary Michael Brass
                                 (Director)

Citizenship:                     British

Business Address:                20 St. James's Street
                                 London SW1A 1ES
                                 England

Principal Occupation:            Managing Director, Consulta

Name:                            Jeremy Caplan
                                 (Director)

Citizenship:                     British

Business Address:                1 Britannia Place
                                 Bath Street
                                 St. Helier
                                 Jersey

Principal Occupation:            English Solicitor

Name:                            Barry Carroll
                                 (Director)

Citizenship:                     British

Business Address:                Management International (Guernsey) Limited/10/
                                 Bermuda House
                                 St. Julian's Avenue
                                 St. Peter Port
                                 Guernsey

Principal Occupation:            Managing Director
                                 Management International (Guernsey) Limited

____________________________

     /10/ Management International (Guernsey) Limited is principally engaged in the investment management business.

Name:                                                 Rupert Arthur Rees Evans
                                                      (Director)

Citizenship:                                          British

Business Address:                                     P.O. Box 186
                                                      1 Le Marchant Street
                                                      St. Peter Port
                                                      Guernsey

Principal Occupation:                                 Guernsey Advocate
                                                      Partner, Ozanne van Leuven
                                                      Perrot & Evans

The following table sets forth certain information concerning each of the directors and executive officers of Consulta Limited, the parent of Consulta (Channel Islands) Limited.

Name:                                  Harald Alejandro Lamotte
                                       (Director)

Citizenship:                           British

Business Address:                      20 St. James's Street
                                       London SW1A 1ES
                                       England

Principal Occupation:                  Investment Fund Manager,
                                       Consulta Limited

Name:                                  Gary Michael Brass
                                       (Director)

Citizenship:                           British

Business Address:                      20 St. James's Street
                                       London SW1A 1ES
                                       England

Principal Occupation:                  Investment Fund Manager,
                                       Consulta Limited

Name:                                  Paul David Ashburner Nix
                                       (Director)

Citizenship:                           British

Business Address:                      20 St. James's Street
                                       London SW1A 1ES

Principal Occupation:                  Investment Fund Manager
                                       Consulta Limited

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund ("Trident North Atlantic") as of the date hereof.

Name:                          Niamh Meenan
                               (Director)

Citizenship:                   Irish

Business Address:              RSM Robson Rhodes
                               Fitzwilton House
                               Wilton Place
                               Dublin 2

Principal Occupation:          Senior Manager, RSM Robson Rhodes

Name:                          Christopher Harwood Bernard Mills
                               (Director)

Citizenship:                   British

Business Address:              J O Hambro Capital Management Limited
                               Ryder Court
                               14 Ryder Street
                               London SW1Y 6QB
                               England

Principal Occupation:          Executive Director, NASCIT
                               Executive Director, American Opportunity Trust
                               Director, J O Hambro Capital Management Limited

Name:                          David Sargison
                               (Director)

Citizenship:                   British

Business Address:              Caledonian Bank & Trust Limited
                               Caledonian House
                               George Town, Grand Cayman
                               Cayman Islands

Principal Occupation:          Managing Director, Caledonian Bank & Trust
                               Limited

                                 Exhibit Index
                                 -------------

Document
--------

     The following documents are filed herewith:

     (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills.

     (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro Capital Management (formerly named J O Hambro & Partners Limited).

     (c) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

     (d) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

     (e) Joint Filing Agreement dated as of September 29, 2000 among J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust PLC, Christopher Mills, The Trident North Atlantic Fund, Growth Financial Services Limited, North Atlantic Smaller Companies Investment Trust plc, Oryx International Growth Fund Limited and Consulta (Channel Islands) Limited.